Exhibit (a)(5)(E)

Contacts:	Robert Raynor
Director, Investor Relations
(714) 773-7620

Beckman Coulter Commences Cash Tender Offer

for Biosite Incorporated at $85.00 per share

FULLERTON, CA, April 2, 2007 – Beckman Coulter, Inc. (NYSE: BEC) announces that its wholly-owned subsidiary, Louisiana Acquisition Sub, Inc., has commenced its tender offer for all outstanding shares of Biosite Incorporated (NASDAQ: BSTE) at a price of $85.00 per share in cash.

The offer price represents an approximately 53.5% premium over Biosite’s closing stock price of $55.38 on March 23, 2007 (the last trading day before the announcement of Beckman’s intention to make the offer pursuant to a definitive merger agreement between Beckman and Biosite).

The Board of Directors of Biosite has unanimously determined that the offer, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Biosite’s stockholders. The Board also approved the merger agreement, declared the merger agreement advisable and recommended that holders of shares of Biosite common stock tender their shares in the offer and adopt the merger agreement, if adoption by Biosite’s stockholders is required by applicable law.

There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of the applicable waiting period under certain foreign antitrust laws and receipt of certain foreign antitrust approvals.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday). Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Biosite will be a wholly-owned subsidiary of Beckman.

About Beckman Coulter

Beckman Coulter, Inc. based in Fullerton, California, develops, manufacturers and markets products that simplify, automate and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world supplying critical information for improving patient health and reducing the cost of care. Recurring revenues consisting of supplies, test kits, service and operating-type lease payments represent more than 75 percent of the company’s 2006 annual sales of $2.5 billion. For more information, visit www.beckmancoulter.com.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage® rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the tender offer materials described below because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Beckman and Louisiana Acquisition Sub with the SEC on April 2, 2007. In addition, on April 2, 2007, Biosite filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The tender offer materials contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC’s website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 769-4414 (toll free). American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the offer is Morgan Stanley.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Beckman Coulter and Biosite file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Beckman Coulter and Biosite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Beckman Coulter’s and Biosite’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website.